UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10 - SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

             MAXIMUM AWARDS, INC. f/k/a Rising Fortune Incorporated
                 (Name of Small Business Issuer in its charter)


                 Nevada                                86-0787790
    -------------------------------              ----------------------
    (State or other jurisdiction of                (I.R.S. Employer
     incorporation or organization)              Identification Number)

         Level 1, 164 Wharf Street, Brisbane, Queensland 4000, Australia
               (Address of principal executive offices) (Zip code)

                    Issuer's telephone number: 61 738 312376

Securities to be registered under section 12(b) of the Act:

Title of Each Class             Name on each exchange on which
to be so registered             each class is to be registered

___________________             ______________________________
___________________             ______________________________


Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 24,957,950 issued and outstanding as of February 23, 2004.

                                     Part I

Item 1.      Description of Business

A.     Business Development and Summary

     Maximum Rewards, Inc., formerly known as Rising Fortune Incorporated (the "Company"), is a Nevada Corporation and was incorporated on March 7, 1995.

       On December 9, 2003, the Company acquired 100% of the outstanding shares of Maximum Awards Pty Ltd, an Australian company, engaged in the business of operating a consumer rewards program. The business of Maximum Awards Pty Ltd is now the business of the company.


B.     Business of Issuer

     (1)  Principal Products and Services and Principal Markets

     (a)  Overview

       The Company currently operates a loyalty and rewards program known as Maximum Awards. Under this program, consumers earn points by purchasing everyday products and services from a wide range of products and services offered by the Company. Accumulated points then can be redeem in order to acquire additional desired products or services from the same list of such items offered by the Company.

       The Company operates its program in Australia and has done so since April 2002. Though currently operating in Australia only, the Company intends to take its program and operate it in additional countries worldwide. The Company's plan is to create a seamless, internationally recognized loyalty platform that benefits merchants, suppliers and consumers on everyday spending, world-wide.


     (2)  Description of Products

     The Maximum Awards system operates on two levels:

              1. The Merchant or Service Provider who awards points based on the customer's purchases. These points are purchased from Maximum Awards by the Merchant or Service Provider.

              2. The Member or Consumer, who directs purchases to Maximum Awards merchants and Service Providers in order to collect points. These points can later be redeemed on an array of products and service, including travel.

       The Maximum Awards platform will be licensed to various countries to provide a full points and redemption program that is linked globally for the benefit of consumers and merchants/suppliers worldwide. Each country will be sub-licensed regionally to allow development of partnerships with local and regional community based merchants. This benefits consumers in enabling them to earn points on a large range of everyday products, both within and outside their own community, and benefits merchants by providing a loyalty vehicle that would not otherwise be available to them.

       Points can be earned by member consumers in any licensed country and can then be redeemed in the country of their membership origin. In certain instances, certain redemption may be effected by members while traveling in another country.

       Points can be redeemed on a wide range of household products and virtually any travel product available in the marketplace - and not just limited to frequent flyer seats.


Maximum Awards Merchants and Bonus Partners

       Maximum Awards membership is offered to selected merchants by the Maximum Awards sales network (through local liaison officers).

       Merchants and Bonus Partners pay an appropriate membership fee (this fee ranges from $100 per annum to $1,000 per annum, depending on the number of retail outlets) and in return enjoy exclusive access to the loyalty program in their particular area or retail sector. For example, an energy company may become a Bonus Partner, with its Maximum Awards member customers receiving points on payment of their power bills. This energy company would enjoy exclusivity in the energy sector.

       Merchants have the ability to sell their own customer base into the Maximum Awards program, earning commissions in the process. As part of the program, Maximum Awards Merchants enjoy full service from their regional Maximum Awards liaison officer and are supplied with comprehensive collateral material to help boost awareness of the program and sales through their outlets.

Maximum Awards Members and Business Members

       Members can join the Maximum Awards program through their local Maximum Awards merchants, the Company's national Call Centre or the Company's website.

       The fee is $20 per year in Australia for individual members and $40 per year for Business Members. By purchasing goods and services through Maximum Awards Merchants or Bonus Partners, points are earned at pre-agreed levels with those merchants and held in the member's bank.

       The member may redeem those points on a vast array of household goods, certain services and on virtually any travel product available in the market. Points do not expire while the member remains active in the program and they may also be transferred to other members.

       The flexibility of the program is its major attractions for members, who find themselves accruing points at a far greater rate than in competing programs and also discovering that Maximum Awards is not saddled with the restrictions and travel blackouts they experience with frequent flyer programs.

       While the Maximum Awards system is Internet-based, the Company places an emphasis on the personal contact it has with members and Merchants alike. A key element of the service is the Call Centre staff who use the opportunity of contact with the member to not only answer their questions, and direct their points purchases, but also to find out more about the customer's use and perceptions of the service. This information is used to improve and develop the service.

       Members can access their current points tally at any time through the Maximum Awards website, which also offers a vast range of redemption items.

Travel redemption

       A central point of Maximum Awards is its use of travel as both a stimulant and a reward for members. The reality of loyalty programs that currently exist worldwide is that they appeal to members largely through their travel rewards.

       Maximum Awards expands this concept by not only allowing members to earn up to 3 points per dollar spent on travel through Bonus Partner Travel Easy Holidays (making the collection of points rapid) but also removing restrictions on redemption of points through travel. Unlike frequent flyer programs, Maximum Awards permits points to be redeemed on air travel through any airline, any time.

       Points may be redeemed on accommodation, car hire, cruises, travel packages and even travel insurance. There are no blackout periods on air travel and availability of seats is the true availability - not artificial program restrictions imposed by the airlines to protect their yield-per-seat figures.

       Maximum Awards also allows part-payment of redemption flights and travel products with cash. Points do not expire while the member remains active in the program.

Points Security

       The security of members points and negating the risk of members losing access to their points is something Maximum Awards has incorporated into its operations. In the unlikely event that the program ceases to trade, members still will be able to access their accrued points and redeem them until they are exhausted. This is possible because Maximum Awards holds the equivalent cash value of those points in a managed trust account and these allocated funds remain the property of each member, as long as the member remains active in the last 12 months.

       In the event of a Maximum Awards closure in any country, members could redeem their points through the administrator. The administrator is not permitted to use those trust funds to balance company debts or for any other purpose other than member redemption.

Sales Literature

       The Company's sales and marketing approach is a multi-faceted approach in that it utilizes the service's new value, backs it up with point-of-sale material and information kits and extends into tactical advertising through print, television and direct mail.

       Sales literature will be tailored to suit potential corporate clients and distributed through their existing communication streams. This cuts the cost of getting literature to potential new members.

       The Company also realizes the importance of keeping its information stream steady and balanced - through media releases, media comment, current affairs television coverage and its own publications.

       Sales literature includes:

1. Full-colour DL leaflets tailored for potential Consumer Members, Business Members and Merchants.

2.     Regular  Maximum  Awards News  electronic  news  bulletins to Members and
Merchants.

3. Occasional printed newsletters to the Member and Merchant base, or segments of it.

4. Corporate profiles for media, potential investors and potential alliance partners.

5.     Tailored corporate profiles for specific purposes.

       Sales literature will circulate:

(a)    via direct mail through alliance partners' mailouts;

(b) via Maximum Awards regional liaison officers' direct contacts with merchants and potential members;

(c)    through special mailouts to targeted databases and the media;

(d)    in demographically-targeted letterbox drops and mailouts.



Technology

       The Company uses tried-and-tested commercial systems that have rapid technological support available. Maximum Awards' operational system is based in a Sun Microsystems Solaris unit, run on UNIX. The website code is written in the popular and versatile PHP format and servers are PC-based for reliability, as are firewalls and back-up systems. Accounting and management work stations are Hewlett-packard pavilion computers. Call Centre computers are IBM PCs while the telephone system is NEC PABX.

       (3)    Competition


       The Company faces little competition. While there are a number of global alliance airline loyalty or frequent flyer programs, such program generally are restricted to simple "earning and burning" points on alliance flights and travel related products. Of course such programs are run by carriers with substantially greater sources and experience.

       There are very few national loyalty programs to be found. Other programs do not offer the variety, earning capacity or security of Maximum Awards.

       (4)    Marketing

       The company markets its product to both merchants/suppliers as well as consumers. The marketing is a multi-faceted approach that utilizes many different approaches, including TV documentaries, point of sale materials, joint mailouts using merchants data-bases, merchant awareness, news bulletins to members, media and radio advertising and graphically targeted letterbox drops and mailouts. Marketing to corporate users of the product is done through selective mailouts and cold calls to corporate executives.


       (5)    Research and Development

       The Company incurred research and development costs through December 31, 2003 amounting to $100,691. Such expenses included internet development, salaries, advertising and travel.

       (6)    Employees

       The Company employs a total of 6 individuals as part of its operations. 2 individuals form management and 4 individuals serve as sales staff in the Company's Brisbane operations. Management does anticipate changes in the number of employees over the next approximately three (3) months. As the Company's operations expand to other countries, the Company anticipates that it will recruit additional sales staff to handle increases in orders from plan participants.

       (g)    Other information

       No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

       The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the Notes to Consolidated Financial Statements contained in this registration statement.


PLAN OF OPERATION

OVERVIEW

       The Company currently operates a loyalty and rewards program known as Maximum Awards. Under this program, consumers earn points by


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

purchasing everyday products and services from a wide range of products and services offered by the Company. In addition, consumers can earn points through purchases made from merchants who are enrolled in the program. Points accumulated by the consumers can be redeem in order to acquire additional desired products or services from the same list of such items offered by the Company.

       The Company has operated its program in Australia since April 2002 and intends to expand its program and operate it in additional countries throughout the world. The Company's long term plan is to create a seamless, internationally recognized loyalty platform that benefits merchants, suppliers and consumers on everyday spending, world-wide.

       The Company commenced its operations in January 2002, and has earned $61,059 in revenue since inception to December 2003. During this period, the company incurred expenditure of $138,937, of which $100,691 was attributed to product development costs, The Company has incurred a cumulative loss to date of $71,188.

       The Company is now well placed to take advantage of opportunities in the market place, and is properly structured with a call center capable of accommodating up to 32 operators at any one time. The Companies internet based computer system is capable of handling online transactions in a secure environment and can be easily expanded as required. The data capture system has been designed to operate in an international environment.

Australia
---------

       The Company is negotiating a Partner Contract with Primus Telecom Limited, which will provide, on an exclusive basis, its awards program to Primus Telecom Limited, Australia. Under the arrangement, Maximum Awards will sell awards points to Primus who will then distribute these points to its customers using a formula based on the monthly telephone balance invoiced by Primus. The Company anticipates commencing the Primus contract with business customers of Primus in April 2004, and hopes to expand to residential customers of Primus by October 2004.

       In addition, the Company is in negotiations with numerous other businesses in order to expand the program into all areas of business. The Company is hoping to conclude a contract with a credit card company during 2004, and is expecting to sign numerous box stores during 2004.

       The Company plans to spend an additional $500,000 during 2004 in expanding its Australian customer base, establishing new merchants and expanding its product base.


United States
-------------

       The Company plans to enter the United States market towards the end of 2004, using the same technology and format as that used in Australia.

       The Company plans to set up an office and call center in an as yet to be determined location, and plans to duplicate the structure already in place in Australia, except on a larger scale. Initial expenses for the United States operations will include: leasing suitable facilities in the United States; purchasing or leasing sufficient operating equipment, primarily computers and phone systems; hiring sufficient staff for the Company's United States operations; and producing sufficient promotional materials. The Company has budgeted to spend $2.5 million dollars in developing the United States market.

Other Regions
-------------

       The Company plans to develop maximum Awards into a universal and worldwide awards system, and its longer term plans calls for the opening of operation centers in Canada, Europe, Asia and South America. No specific plans have been formulated for these regions and the Company is currently evaluating the feasibility and benefits of opening offices in these areas verses the entering into licensing or franchise agreements in these regions.


       The company plans to finance its operations during 2004 through private placements of the Company's stock, and from revenue generated from operational activities.

       The Company's auditors have issued a going concern opinion based upon their due diligence and auditing procedures. Since the Company has not commenced its planned principal operations in the United States, the Company intends to raise sufficient capital needed to begin operating in the United States until its planned principal operations in the United States commence. Without realization of additional capital, it is unlikely that the Company's operations in the United States be successful and it is unlikely that the Company will continue as a going concern.

CASH REQUIREMENTS

       In order to meet its cash requirements for the next twelve months, the Company plans to raise capital through private placements and through working capital generated from operations.


       There is no guarantee that the Company will be successful in its attempt to raise capital sufficient to meet its cash requirements for the next twelve months.

       Initial expenses for the Company will include: leasing suitable facilities in the United States; purchasing or leasing sufficient operating equipment, primarily computers and phone systems; hiring sufficient staff for the Company's United States operations; and, producing sufficient promotional materials.

       There is no guarantee that the Company will be successful in its marketing and sales endeavors in the United States and, as a result, may never be self-sustaining.


PRODUCT RESEARCH AND DEVELOPMENT

       The Company has completed its research and development. Future research and development will be devoted to expansion as described herein.


EXPECTED PURCHASES OF PLANT AND EQUIPMENT

       The Company plans to spend approximately $3,000,000 during 2004 on the development of its operations in the United States and Australia. This will include the purchase of all equipment and hiring of all personnel necessary to operate the Company's rewards program in both countries.


EXPECTED CHANGES IN THE NUMBER OF EMPLOYEES

       The Company's operations in Brisbane, Queensland, Australia currently employs approximately 6 people. The number of employees in Australia will increase through 2004 as the Company increases its operations and expands its customer base. The Company expects the number of personnel in Australia to increase to approximately 20 by the end of 2004.

       The Company  plans to  commence  the hiring of  personnel  for the United
States  operations   commencing  in  September  2004  and  expects  to  have  an operational center employing approximately 20 personnel by December 2004.

       There is no guarantee that the Company will employ any of the employees discussed above.


Item 3.        Description of Property

A.     Description of Property

       The Company's operational offices are located at Level 1, 164 Wharf Street, Brisbane, Queensland 4000, Australia. The office is fully equipped as a call centre and the phone system is able to cater for up to 32 operators. The Company does not anticipate expanding it facilities for the first six months of 2004. Business, management and creative functions will be performed in the Company's Brisbane facility. Printing, mailing, warehousing, fulfillment and some design is outsourced.

       The Company leases it facilities in Brisbane. The Company's lease is for a period of 3 years.

B.     Investment Policies

       Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.        Security Ownership of Management and Certain Security Holders

A.     Security Ownership of Management and Certain Beneficial Owners

       The following table sets forth information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each Director, (ii) each Executive Officer, (iii) the Directors and Officers of the Company as a group and (iv) each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

5% SHAREHOLDERS
                                     Amount
Title       Name and Address         of shares     Percent
Of          of Beneficial            held by       of
Class       Owner of Shares          Owner         Class
------      ---------------          ---------     -------
Common      Cutan Trust              3,480,000       13.9%
            16 Moorgate Street
            Macgregor
            Queensland 4109
            QLD Australia

Common      Geld, Vieles Trust       9,539,000       38.2%
            16 Estasis Street
            The Gap
            Queensland 4061
            Australia

Common      Lorraine Krueger &       1,740,000        7.0%
            Klaus Krueger, JTTEN
            Level 1 164 Wharf St.
            Brisbane 4000
            QLD Australia

Common      Maxjam Pty Ltd           2,609,000       10.5%
            16 Extasis Street
            The Gap
            Queensland 4061
            QLD Australia

Common                        Total 17,368,000       69.6%

Preferred   Maxwell Thomas           1,000,000      100.0%
Series A    16 Extasis Street
            The Gap
            Queensland 4061
            QLD Australia

SECURITY OWNERSHIP OF MANAGEMENT

                                                      Amount
Title       Name and Address                          of shares      Percent
Of          of Beneficial                             held by        of
Class       Owner of Shares          Position         Owner          Class
------      ---------------          --------         -----------    -------
Common      Maxwell A. Thomas        CEO & Director    9,539,000      38.2%
            16 Extasis Street
            The Gap
            Queensland 4061
            QLD Australia

Common      Michael Sullivan         Director          3,480,000      13.9%
            16 Moorgate Street
            Macgregor
            Queensland 4109
            QLD Australia

Common      Officers and Directors                    13,019,000      52.1%
            as a group

Preferred   Maxwell A. Thomas        CEO & Director    1,000,000     100.0%
Series A

       Mr. Thomas is the trustee of the Gel Vieles Trust and the 9,539,000 shares reported by his name under the Security Ownership of Management section are the same 9,539,000 shares owned by The Gieles Vieles Trust and reported in the 5% Shareholders section.

       Mr. Sullivan is the trustee of the Cutan Trust and the 3,480,000 shares reported by his name under the Security Ownership of Management section are the same 3,480,000 shares owned by the Cutan Trust and reported in the 5% Shareholders section.

B.     Persons Sharing Ownership of Control of Shares

       None

C.     Non-voting Securities and Principal Holders Thereof

       The Company has not issued any non-voting securities.

D.     Options, Warrants and Rights

       There are no options, warrants or rights to purchase securities of the Company.

E.     Parents of the Issuer

       Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.        Directors, Executive Officers and Significant Employees

A.     Directors, Executive Officers and Significant Employees

       The names, ages and positions of the Company's Directors and Executive Officers are as follows:

Maxwell Thomas
Age:  42
CEO and Director
Served in both capacities since December 2003.
Term as a director:  until resignation or replacement


Michael Sullivan
Age:  43
Director
Served as a director since December 2003.
Term as a director:  until resignation or replacement

B.     Work Experience

       Maxwell A. Thomas, Age 42 (Chief Executive Officer). Mr Thomas has been involved in the European and Australian travel industries for more than 20 years. He founded and internationally marketed the highly successful Eurobus operation in Europe and later created a similar operation - Busabout - for the Travel Corporation. Mr Thomas has extensive experience in travel industry wholesaling and retailing. After returning to Australia in 1998 he established a consultancy business and over the last 5 years has been called upon to advise Australian travel companies entering international markets. His international business experience and his introduction to the loyalty market through his consultancy roles with Mastercard USA and Australia over the last few years have given him an in depth understanding of the mechanics of loyalty programs, both airline and bank operated. Mr Thomas has also recently consulted to major Australian banks and organizations with respect to loyalty and reward programs and is the founder of the Maximum Awards program.

    Michael Sullivan, Age 43 (Director). Mr. Sullivan has directed his career into the specialized area of travel publishing over the past 15 years. His background includes editing and managing regional newspapers in Australia for Rural Press Ltd and operating his own press photography business. Mr. Sullivan concentrated on travel and business magazine publishing throughout his seven years based in Hong Kong as Editor-in- Chief of the Times Publishing (Far East Trade Press) travel division, responsible for the travel industry magazine Travel News Asia, specialist executive travel title Arrival magazine, the annual Golf Vacations and in-room magazine Inn Asia (for Holiday Inns). Mr. Sullivan is a regular writer for the Economist Intelligence Unit and has written a regular piece for Time magazine since 1997. Mr. Sullivan has demonstrated expertise in communication and marketing and is a director of two companies in the publishing and digital printing field.


C.     Family Relationships

       None

D.     Involvement on Certain  Material Legal  Proceedings  During the Last Five
Years

       (1) No Director, Officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

       (2) No Director,  Officer or significant employee has been permanently or
       temporarily  enjoined,   barred,  suspended  or  otherwise  limited  from
       involvement in any type of business, securities or banking activities.

       (3) No Director, Officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.        Executive Compensation

Remuneration of Directors and Executive Officers

       The Company currently has employment agreements with its Executive Officers. All Executive Officers of the Company prior to January 1, 2004 have not drawn a formal salary from the Company. Over the next twelve (12) months, however, each Executive Officer is expected to draw the following annual compensation. The Company does not currently have an employee stock option plan.

FUTURE COMPENSATION OF DIRECTORS

2004 COMPENSATION OF OFFICERS AND DIRECTORS

(1)Name of Individual     Capacities in Which         Annual
   or identity of Group   Remuneration was Recorded   Compensation
   --------------------   -------------------------   ------------

   Maxwell A. Thomas      Chief Executive Officer     $200,000
                          And Director

   Michael Sullivan       Director                    $40,000

       There were no arrangements pursuant to which any Officer or Director of the Company was compensated for the period prior to January 1, 2004 for any service provided as an Officer or Director.

Item 7.        Certain Relationships and Related Transactions

       On December 13, 2003, the Board of Directors of the Company approved an Exchange Agreement with Maximum Awards Pty Ltd, an Australian company. As a result of this Agreement, the Company acquired 100% of the issued and outstanding ownership of Maximum Awards Pty Ltd., in exchange for 22,000,000 shares of common stock of Maximum Awards Pty Ltd. The property acquired consists of cash, a long-term lease for the Company's facility in Brisbane and all personal and intellectual property associated with the operations of the Maximum Awards program. Prior to this agreement, there was no material relationship between the Company and Maximum Awards Pty Ltd. or any of Maximum Awards officers, directors, shareholders or employees.

       The Company has issued a total of 2,200,000 shares of its common stock as a finders fee for the acquisition of Maximum Awards Pty Ltd. Such shares were issued in equal amounts of 1,100,000 to Kevin Murray and Mitchell Stough. Such shares are being held in the trust by the Company pending completion of filings for full reporting status. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

                                     Part II

Item 1.        Legal Proceedings

       The Company is not currently involved in any legal proceedings, nor does it have knowledge of any threatened litigation.

Item  2.       Market for Common Equity and Related Stockholder Matters

A.     Market Information

(1)    The common stock of the Company is currently not trading.

(2)(i) There is currently no Common Stock that is subject to outstanding options or warrants to purchase or securities convertible into, the Company's common stock.

   (ii) On February 23, 2004 there were 24,957,950 shares of the Company's stock issued and outstanding, of which 757,950 shares are free trading or could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

B.     Holders

       As of February 23, 2004, the Company had approximately 129 stockholders of record.

C.     Dividend Policy

       The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

D.     Reports to Shareholders

       The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.     Transfer Agent and Registrar

       The Transfer Agent for the shares of common voting stock of the Company is Nevada Agency and Trust Company, Reno, NV.

Item 3.        Recent Sale of Unregistered Securities

       On December 8, 2003, the Company issued 22,000,000 shares of its common stock to Maxwell Thomas in connection with the acquisition of Maximum Awards Pty Ltd. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

       The Company has issued a total of 2,200,000 shares of its common stock as payment as a finders fee for the acquisition of Maximum Awards Pty Ltd. Such shares were issued in equal amounts of 1,100,000 to Kevin Murray and Mitchell Stough. Such shares shall be held by the company pending completion of the services and will be released to Kevin Murray and Mitchell Stough upon completion of filings for full reporting status. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

Item 4.        Description of Securities

A.     Common Stock

(1)    Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available, therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. All voting is non-cumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the Directors can elect all the Directors. The Board of Directors may issue shares for consideration of previously authorized but un-issued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii.   Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2)    Potential   Liabilities  of  Common   Stockholders  to  State  and  Local
Authorities

       No material or potential liabilities are anticipated to be imposed on stockholders under State statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than five percent (5%) of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non- compliance with these regulations is established.

B.     Preferred Stock

(1)    Description of Rights and Liabilities of Preferred Stockholders

i. Divided Rights: the holders of outstanding shares of preferred stock are not entitled to receive dividends out of assets.

ii. Voting Rights: each holder of the Company's common stock are entitled to fifty votes for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. All voting is non-cumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the Directors can elect all the Directors. The Board of Directors may issue shares for consideration of previously authorized but un-issued preferred stock without future stockholder action and under conditions deemed appropriate by the board of directors.

iii. Liquidation Rights: upon liquidation, the holders of the preferred stock are not entitled to receive any dividend.

iv. Preemptive Rights: holders of preferred stock are not entitled to preemptive rights.

v. Conversion Rights: no shares of preferred stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption Rights: no redemption rights exist for shares of preferred stock.

C.     Debt Securities

       The Company is not registering any debt securities, nor are any outstanding.

D.     Other Securities To Be Registered

       The Company is not registering any security other than its common stock.

Item 5.        Indemnification of Directors and Officers

       The Bylaws of the Company provide for indemnification of its Directors, Officers and employees as follows: Every Director, Officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a Director, Officer, employee or agent at the time such expenses are incurred, except in such cases wherein the Director, Officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

       The Bylaws of the Company further states that the Company shall provide to any person who is or was a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, Officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1. Financial Statements

                              MAXIMUM AWARDS, INC.
                         (FORMERLY RISING FORTUNE, INC.)


                          (A DEVELOPMENT STAGE COMPANY)


                          AUDITED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2003, 2002 AND
                               INCEPTION TO DATE

                              MAXIMUM AWARDS, INC.
                         (FORMERLY RISING FORTUNE, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------






                                                      Page
                                                      ----


Report of independent auditor                         F-2

Balance sheet                                         F-3

Statement of operations                               F-4

Statement of stockholders' equity                     F-5

Statement of cash flows                               F-6

Notes to financial statements                         F-7






                                                                       F-1 of 11

                             Forbush and Associates
                       1155 West Fourth Street, Suite 210
                               Reno, Nevada 89503
                    Phone (775) 337-6001 Cell (775) 771-5129
                               Fax (775) 337- 1550
                           email: danforbush@juno.com

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
    And Shareholders of
    Maximum Awards, Inc.

We have audited the balance sheet of Maximum Awards, Inc. formerly Rising Fortune, Inc. (A Development Stage Company) as of December 31, 2003 and 2002 and the related statements of operations, stockholders' equity, and cash flows for the years then ended and inception to date, respectively, in accordance with standards established by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Maximum Awards, Inc. formerly Rising Fortune, Inc. (A Development Stage Company) as of December 31, 2003 and 2002,and the results of their operations and their cash flows for the years then ended and inception to date in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been presented assuming that the Company will continue as a going concern. The Company has suffered losses from operations and has raised minimal capital and has no long-term contracts related to its business plans, which raises doubt about its ability to continue as a going concern (See Note 7). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






Reno, Nevada
January 24, 2004



                                                                       F-2 of 11

                              MAXIMUM AWARDS, INC.
                         (FORMERLY RISING FORTUNE, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                        AS OF DECEMBER 31, 2003, AND 2002


                                                                       December 31
                                                                  ----------------------
                                                                    2003         2002
                                                                    ----         ----
Assets
------------------------------------------------------------------
Currents Assets:
    Cash and cash equivalents (Note 2)                            $   6,019    $     884
    Accounts Receivable                                               1,089         --
    Receivables-related party (Note 6)                              164,082        8,142
    Other Receivable (Note 4)                                        18,737           77
    Deposits                                                          4,828        1,077
                                                                  ---------    ---------

          Total current assets                                      194,755       10,180

Prepaid Expenses (Note 3)                                            52,895          519
Investment in subsidiary                                               --           --
                                                                  ---------    ---------

                                                                  $ 247,650    $  10,699
                                                                  =========    =========

Liabilities and Stockholders' Equity
------------------------------------------------------------------
Current liabilities:
    Accounts payable                                              $   8,959    $  22,207
    Note payable-related parties (Note 6)                            99,554         --
    Note payable (Note 5)                                            30,645         --
                                                                  ---------    ---------
          Total current liabilities                                 139,158       22,207

Long-Term Liabilities                                                  --           --
                                                                  ---------    ---------
Total Liabilities                                                   139,158       22,207

Stockholders' equity:
    Preferred stock: 10,000,000 shares authorized
          ($0.001 par value) and 1,000,000 shares and no shares       1,000         --
         issued and outstanding at December 31, 2003 and
         2002, respectively
    Common stock: 100,000,000 shares authorized
          ($0.001 par value) and 24,957,950 and 757,950 shares
         issued and outstanding at December 31, 2003 and               --
         2002, respectively                                          24,958          758
    Paid in capital                                                 153,722         --
    Deficit accumulated during the development stage                (71,188)     (12,266)
                                                                  ---------    ---------
           Total stockholder's equity                               108,492      (11,508)
                                                                  ---------    ---------
                                                                  $ 247,650    $  10,699
                                                                  =========    =========

--------------------------------------------------------------------------------
See accompanying notes to financial statements.                        F-3 of 11


                              MAXIMUM AWARDS, INC.
                         (FORMERLY RISING FORTUNE, INC.)
                          (A Development Stage Company)
                             Statement of Operations
                           For the Twelve Months Ended
                 December 31, 2003, 2002, And Inception to Date



                                                                        Inception To
                                             2003            2002           Date
                                             ----            ----           ----
Revenue                                 $     19,019    $     42,040    $     61,059

Operating Expenses:
   General and administrative                 84,626          53,553         138,937
                                                        ------------    ------------

      Total operating expenses                84,626          53,553         138,937
                                        ------------    ------------    ------------

         Loss from operations                 65,607          11,513          77,878

Foreign exchange (gain)                       (6,891)            (10)         (6,901)
Other expenses                                   206               5             211
                                        ------------    ------------    ------------

         Net income before taxes              58,922          11,508          71,188

Income tax benefit (Note 10)                    --              --              --
                                        ------------    ------------    ------------

         Net loss                       $     58,922    $     11,508    $     71,188
                                        ============    ============    ============

Loss per common share -
   basic and diluted                    $      0.002    $      0.000    $      0.008
                                        ============    ============    ============

Weighted average shares outstanding -
   basic and diluted                      24,957,950      24,957,950       8,575,400
                                        ============    ============    ============



--------------------------------------------------------------------------------
See accompanying notes to financial statements.                        F-4 of 11


                              MAXIMUM AWARDS, INC.
                         (FORMERLY RISING FORTUNE, INC.)
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity
                         From Date of Inception through
                                December 31, 2003


                                         Common Stock               Preferred Stock         Additional                     Total
                                 --------------------------    -------------------------     Paid-in     Accumulated   Stockholders'
                                    Shares         Amount         Shares        Amount       Capital       Deficit         Equity
                                 -----------    -----------    -----------   -----------   -----------   -----------    -----------
Balance, May 16, 1995                   --      $      --             --     $      --     $      --     $      --      $      --

Stock issued for cash                 45,650             46           --            --          45,604          --           45,650


Stock issued for compensation         88,300             88           --            --            --            --               88

Net loss                                --             --             --            --            --         (15,860)       (15,860)

Balance, December 31, 1995           133,950            134           --            --          45,604       (15,860)        29,878

Stock issued for cash                    200           --             --            --            --            --             --

Return of shareholder capital           (200)          --             --            --            --            --             --

Net loss                                --             --             --            --            --          (6,831)        (6,831)
                                 -----------    -----------    -----------   -----------   -----------   -----------    -----------

Balance, December 31, 1996           133,950            134           --            --          45,604       (22,691)        23,047
Net Loss                                --             --             --            --            --         (22,824)       (22,824)
                                 -----------    -----------    -----------   -----------   -----------   -----------    -----------

Balance, December 31, 1997           133,950            134           --            --          45,604       (45,515)           223

Stock issued for cash                 24,000             24           --            --          23,976          --           24,000

Stock issued for compensation          2,500              2           --            --            --            --                2

Net Loss                                --             --             --            --            --          (5,894)        (5,894)
                                 -----------    -----------    -----------   -----------   -----------   -----------    -----------

Balance, December 31, 1998           160,450            160           --            --          69,580       (51,409)        18,331

Net Loss                                --             --             --            --            --         (24,002)       (24,002)
                                 -----------    -----------    -----------   -----------   -----------   -----------    -----------

Balance, December 31, 1999           160,450            160           --            --          69,580       (75,411)        (5,671)

Stock issued for compensation        597,500            598           --            --             598

Net Loss                                --             --             --            --            --            (598)          (598)
                                 -----------    -----------    -----------   -----------   -----------   -----------    -----------

Balance, December 31, 2000           757,950            758           --            --          69,580       (76,009)        (5,671)

Net Loss                                --             --             --            --            --           5,671          5,671
                                 -----------    -----------    -----------   -----------   -----------   -----------    -----------

Balance, December 31, 2001           757,950            758           --            --          69,580       (70,338)          --

Adjustment from reverse takeover        --          (69,580)        69,580          --

Net Loss                                --             --             --            --            --         (11,508)       (11,508)
                                 -----------    -----------    -----------   -----------   -----------   -----------    -----------

Balance, December 31, 2002           757,950            758           --            --            --         (12,266)       (11,508)

Stock issued for acquisition of
  the subsidiary                  24,200,000         24,200      1,000,000         1,000       153,722          --          178,922

Net Loss                                --             --             --            --            --         (58,922)       (58,922)
                                 -----------    -----------    -----------   -----------   -----------   -----------    -----------

Balance, December 31, 2003        24,957,950    $    24,958      1,000,000   $     1,000   $   153,722   $   (71,188)   $   108,492
                                 ===========    ===========    ===========   ===========   ===========   ===========    ===========



--------------------------------------------------------------------------------
See accompanying notes to financial statements.                        F-5 of 11


                              MAXIMUM AWARDS, INC.
                         (FORMERLY RISING FORTUNE, INC.)
                          (A Development Stage Company)
                             Statement of Cash Flows
                    Year Ended December 31, 2003, 2002, 2001
                              And Inception to Date


                                                                                 Inception
                                                          2003         2002       to date
                                                          ----         ----       -------
Cash flows from operating activities:
Net loss                                               $ (58,922)   $ (11,508)   $ (71,188)
Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities
    Issuance of stock                                       --           --            758
    (Increase) Decrease in:                                 --
        Accounts Receivable                               (1,089)        --         (1,089)
       Receivables-Related Party                        (174,600)      (8,219)    (182,819)
       Deposits                                           (3,751)      (1,077)      (4,828)
       Prepaid expenses                                  (52,376)        (519)     (52,895)
    Increase (Decrease) in:
        Accounts payable                                 (13,248)      22,207        8,959
                                                       ---------    ---------    ---------

            Net cash used in operating activites        (303,986)         884     (303,102)
                                                       ---------    ---------    ---------

Cash flows from investing activities:

            Net cash used in investing activites            --           --           --
                                                       ---------    ---------    ---------

Cash flows from financing activities:
   Note payable                                           30,645         --         30,645
   Note payable-related party                             99,554         --         99,554
   Return of capital                                        --           --           --
   Stock issued for investment                           178,922         --        178,922
                                                       ---------    ---------    ---------

            Net cash provided by financing activites     309,121         --        309,121
                                                       ---------    ---------    ---------

Net increase in cash and cash equivalents                  5,135          884        6,019

Cash and cash equivalents at beginning of period             884         --           --
                                                       ---------    ---------    ---------

Cash and cash equivalents at end of period             $   6,019    $     884    $   6,019
                                                       =========    =========    =========





--------------------------------------------------------------------------------
See accompanying notes to financial statements.                        F-6 of 11

                              MAXIMUM AWARDS, INC.
                         (FORMERLY RISING FORTUNE, INC.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                  December 31, 2003, 2002 and Inception to Date


NOTE 1-ORGANIZATION AND HISTORY

Maximum Awards, Inc. (the Company), (formerly Rising Fortune, Inc.) was originally organized under the laws of the State of Nevada on March 7, 1995. The Company became inactive during 1996 and in 2000 the Company issued shares and entered into an agreement to sell product but the interested activity was never completed and remained inactive until October 10, 2002. On November 19, 2003, under the approval of majority of the shareholders, the Company amended its Article of Incorporation to change its name to Maximum Awards, Inc. and authorized to issue 100,000,000 shares of common stock with a par value of $0.001 and 10,000,000 shares of preferred stock with a par value of $0.001 and voting rights for one share of Preferred Stock equal to 50 share of common. The rights of the preferred stock are to be determined by the board of directors.

On December 9, 2003, the Company acquired Maximum Awards Pty Ltd. (Sub), an Australian corporation by acquiring all of the outstanding shares of Maximum Awards Pty. Ltd. in exchange 22 million shares of common stock and 1,000,000 shares of Preferred Series `A' shares. Each Preferred Series `A' stock is non-participating but equals 50 votes per share in general meeting. The Company also issued 2,200,000 common shares as a finder's fee for assistance in this transaction.

Nature of Business:
The Company is considered as a developmental stage company in 2001, 2002 and 2003, as defined by SFAS No. 7. The Company is engaged in the business of developing and marketing a reward point system for purchases of all types through affiliation contracts with suppliers of goods and service throughout the world.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. They include the accounts of the Company and its subsidiary, Maximum Awards Pty Ltd., an Australian Company, which is wholly-owned. All material intercompany transactions and balances have been eliminated on consolidation.

Effective December 8, 2003, the Company completed the acquisition of 100% of the outstanding shares of Sub (Note 1). As the shareholders of Sub obtained control of the Company through the exchange of their shares of the Sub for shares of the Company, the acquisition of Maximum Awards Pty Ltd. has been accounted for in these financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows reflect the results from operations and cash flows of Maximum Awards Pty Ltd, the legal subsidiary, for the year ended December 31, 2003, 2002, combined with those of Maximum Awards, Inc., the legal parent, from acquisition on December 8, 2003 to December 31, 2003, in accordance with generally accepted accounting principles in the United States for reverse takeovers.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                                                       F-7 of 11

                              MAXIMUM AWARDS, INC.
                         (FORMERLY RISING FORTUNE, INC.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                  December 31, 2003, 2002 and Inception to Date

NOTE 2 - CONTINUED

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash and cash equivalents.

Inventory
The Company does not carry inventory since they are in a service industry.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicated that the carrying amount of the assets might not be recovered through undiscounted future cash flows. If it is determined that an impairment loss has occurred based on expected cash flows, such loss is recognized in the statement of operations.

Depreciation is determined using the straight-line and accelerated methods over the estimated useful lives of the asset for financial reporting purposes.

Investment In Subsidiary
Investment in Subsidiary is accounted for using the purchase method. No goodwill was recognized as the exchange agreement was valued at the equity value invested by the subsidiary's shareholders. The Company assesses recoverability of this intangible asset by determining whether the amortization of the balance over its remaining life can be recovered through discounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flow using a discount rate that reflects the Company's average cost of funds.

Foreign currency translation
Transactions and account balances originally stated in currencies other than the US dollar have been translated in US dollars as follows:

     o Revenue and expense items at the rate of exchange in effect on the dates they occur.

     o Non-monetary assets and liabilities at the rate of exchange in effect on the dates the assets were acquired or the liabilities were incurred

     o Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in operations in the period in which they occur.

Income Taxes
The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
                                                                       F-8 of 11

                              MAXIMUM AWARDS, INC.
                         (FORMERLY RISING FORTUNE, INC.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                  December 31, 2003, 2002 and Inception to Date

Earnings Per Share
The computation of basic and diluted earnings per common share is based on the weighted average number of shares outstanding during the year, plus the common stock equivalents. Common stock equivalents are not included in the diluted earnings (loss) per share calculation when their effect is antidilutive. Common stock equivalents arising from options have not been included in diluted earnings per share.

Fair Value of Financial Instruments
The Company's financial instruments consist of cash, receivables, payables, and notes payable. The carrying amounts of cash, receivables, and payables approximate fair value because of the short-term nature of these items. The carrying amount of notes payable approximates fair value as the individual borrowings bear interest at market interest rates and are payable on demand.

NOTE 3-PREPAID EXPENSES

On November 21, 2003, the Company paid $53,532 towards legal and accounting costs associated with the acquisition of the Maximum Awards Pty, Ltd.

NOTE 4-OTHER RECEIVABLE

The Company has $18,737 from Mike Sullivan and $77 from L. Thomas as of December 31, 2003 and 2002, respectively. No interest is said to be accrue until January 1, 2004 on the loan agreement.

NOTE 5-NOTES PAYABLE

The Company's notes payable consist of the following:

                                   2003           2002
                                -----------    -----------
         A&D Bushell            $ 19,294.35    $       -
         K&L Krueger               7,980.46            -
         L. Thomas                 3,370.30            -
                                -----------    -----------

                                $ 30,645.11    $       -
                                ===========    ===========


According to term of the notes, interest will not be accrued until January 1, 2004. Therefore, no interest had been imputed and disclosed in the financial statement.

NOTE 6-RELATED PARTY TRANSACTIONS

The Company through its subsidiary has done a significant number of transactions with Travel Easy Pty. Ltd, Aussie Watchdog Pty. Ltd, Easy Shopper Pty. Ltd, and its Director Maxwell A. Thomas as of December 31, 2003 and 2002. Mr. Thomas is also a director of the Australian Company, Travel Easy Pty. Ltd., Aussie Watchdog Pty. Ltd., and Easy Shopper Pty. Ltd. Therefore, transactions between Mr. Thomas and each of these companies are related party transactions.


                                                                       F-9 of 11

                              MAXIMUM AWARDS, INC.
                         (FORMERLY RISING FORTUNE, INC.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                  December 31, 2003, 2002 and Inception to Date


NOTE 6-CONTINUED

    RECEIVABLES                      2003           2002
                                 ------------   ------------
       Aussie Watchdog           $     61,403   $      2,882
       Easy Shopper                    34,772           --
       Travel Easy                     40,567            175
       Max Thomas                      27,340          5,085
                                 ------------   ------------

                                 $    164,082   $      8,142
                                 ============   ============



    PAYABLES                         2003           2002
                                 ------------   ------------
       Max Thomas                      99,554           --
                                 ------------   ------------

                                 $     99,554   $       --
                                 ============   ============

The balances in receivable incurred from the Company doing businesses with its related parties.

The Company borrowed $99,554 from Max Thomas in 2003. As a part of the loan agreement, the Company and the related parties listed above consent not to accrue any interest on any outstanding receivables and payables as of December 31, 2003 and 2002. Therefore, no interest income had been imputed and disclosed in the financial statement.

Beginning January 1, 2004, any outstanding related party receivables and payables will accrue interest at 6% until its fully paid.

On January 12, 2004, the Company issued 22 million shares of common stock and 1 million shares of Class Preferred Stock with voting rights to Maxwell A. Thomas in conveyance of acquiring the Australian Company.

NOTE 7-STOCKHOLDERS EQUITY

On December 8, 2003, the Company enters into an agreement to acquire the Australian Company by issuing the Company's 22 million of common and 1 million of preferred stock to the Australian Company's Director Maxwell A. Thomas.

NOTE 8-INCOME TAXES

A valuation allowance has been provided for all deferred tax assets or liabilities at December 31, 2003 and 2002. The Company has a net operating loss for each year and therefore the provision has been stated at nil as these losses may have little or no value.

NOTE 9-GOING CONCERN

The Company is in the development stage of operations.

                                                                      F-10 of 11

                              MAXIMUM AWARDS, INC.
                         (FORMERLY RISING FORTUNE, INC.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                  December 31, 2003, 2002 and Inception to Date

NOTE 9-CONTINUED

Though the business plan indicates profitable operation in the coming year, these profits are contingent on completing and fulfilling contracts with various providers of goods and services throughout the world to provide the company with a cashflow to sustain operations.

The company has sustained losses from the inception of operations. In addition the working capital of the Company at $55,597 is not sufficient for the Company to meet its planned business objectives. The Company's continuation as a going concern is uncertain and dependant on successfully bringing its services to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services. These financial statements do not reflect adjustments to the carrying values and classification of assets or liabilities that might be necessary should the Company not be able to continue its operations.










                                                                      F-11 of 11

Part III
Item 1. Index to Exhibits

INDEX TO EXHIBITS

Exhibit
Number   Name and/or Identification of Exhibit

1.       Underwriting Agreement.

         None.

2.       Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
         Succession.

         Exchange Agreement between Maximum Awards, Inc. and Maximum Awards Pty Ltd. Dated December 9, 2003.

3.       Articles of Incorporation & By-Laws.

         March 7, 1995       Articles of Incorporation of Rising Fortune
                             Incorporated.

         December 5, 2003    Certificate of Amendment to the Articles of
                             Incorporation of Rising Fortune Incorporated.

         March 9, 1995       By-Laws

4.       Instruments Defining the Rights of Security Holders

         No instruments other than those included in Exhibit 3

5.       Opinion on Legality

         Not applicable

6.       No Exhibit Required


7.       Opinion on Liquidation Preference

         Not applicable

8.       Opinion on Tax Matters

         Not applicable

9.       Voting Trust Agreement and Amendments

         Not applicable

10.      Material Contracts

11.      Statement Re: Computation of Per Share Earnings

         Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

12.      No Exhibit Required

         Not applicable

13.      Annual or Quarterly Reports - Form 10-Q

         Not applicable

14.      Material Foreign Patents

         None.  Not applicable

15.      Letter on Un-audited Interim Financial Information

         Not applicable

16.      Letter on Change in Certifying Accountant

         Not applicable

17.      Letter on Director Resignation

         Not applicable

18.      Letter on Change in Accounting Principles

         Not applicable


19.      Reports Furnished to Security Holders

         Not applicable

20.      Other Documents or Statements to Security Holders

         None - Not applicable

21.      Subsidiaries of Small Business Issuer

         Maximum Awards Pty Ltd.

22.      Published Report Regarding Matters Submitted to Vote of Security
         Holders

         Not applicable

23.      Consent of Experts and Counsel

         Consents of independent public accountants

24.      Power of Attorney

         Not applicable

25.      Statement of Eligibility of Trustee

         Not applicable

26.      Invitations for Competitive Bids

         Not applicable

27.      Financial Data Schedule

         Not applicable

28.      Information from Reports Furnished to State Insurance Regulatory
         Authorities

         Not applicable

29.      Additional Exhibits

         Not applicable

99.      Other



SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Maximum Awards, Inc.
(Registrant)

Date: March 1, 2004

By: /s/Maxwell A. Thomas
    --------------------
    Maxwell A. Thomas
    Chief Executive Officer